Exhibit 4

MANAGEMENT STOCKHOLDERS AGREEMENT

by and among

SSILuxCo II S.A.,

SSILuxCo S.à r.l.

and

the Managers Named Herein

Dated as of November 16, 2010

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TABLE OF CONTENTS

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MANAGEMENT STOCKHOLDERS AGREEMENT

This Management Stockholders Agreement (this “Agreement”) is made on November 16, 2010, by and among:

(a)

SSILuxCo II S.A., a Société Anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 65, boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 151.400 (the “Company”), and an indirect wholly-owned Subsidiary of the Partnership;

(b)

SSILuxCo S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 65, boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 151.375 (together with its Permitted Transferees, the “Parent”), and an indirect wholly-owned Subsidiary of the Partnership; and

(c)

such other Persons who from time to time become party hereto by executing a counterpart signature page hereof and who are employees of the Partnership or one of its Subsidiaries (together with their Permitted Transferees, the “Managers,” and, together with the Parent, the “Shareholders”).

Recitals

1.            As of the date hereof, the Company’s outstanding Shares are held as set forth on Schedule I hereto;

2.            Each Manager has been and/or may hereafter be granted Stock Options or other Awards (as defined in the Plan) in respect of Shares pursuant to the Plan or may otherwise purchase or acquire Shares;

3.            As a condition to the issuance of any Shares or the granting of any such Awards by the Company prior to the earlier of the closing of (a) a Change of Control and (b) an Initial Public Offering to any Person who is (or would be designated by the Board as) a Manager hereunder, to the extent that such Person is not already a party to this Agreement as a Manager hereunder, such Person shall execute this Agreement as a Manager hereunder; and

4.            The parties believe that it is in the best interests of the Company and the Shareholders to set forth their agreements on certain matters and to have this Agreement apply to all Shares.

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Agreement

Therefore, the parties hereto hereby agree as follows:

1.            DEFINITIONS.

1.1            Certain Definitions.  Certain terms are used in this Agreement as specifically defined herein.  These definitions are set forth or referred to in Section 9.1 hereof.

2.            TRANSFER RIGHTS

2.1            Transfers by Shareholders.  Without the consent of the Board, and if required under applicable Law, the approval of the Shareholders, no Shareholder shall Transfer all or any part of its Shares except (a) in a Permitted Transfer or (b) as provided in Sections 4 or 5 of this Agreement.

2.2            Conditions to Transfer.  No Transfer of all or any Shares may be made unless and until the Company shall have received (or waived) all of the following (to the extent applicable to the proposed Transfer):

2.2.1            If requested by the Board, evidence reasonably satisfactory to the Company to the effect that: (a) such Transfer is to an Accredited Investor and would not violate any provision of the Securities Act or any state securities or blue sky Laws applicable to the Company or the Shares to be transferred; and (b) such Transfer would not require the Company to register as an investment adviser under the United States Investment Advisers Act of 1940, as amended, or to register as an investment company under the United States Investment Partnership Act of 1940, as amended;

2.2.2            A duly executed and acknowledged written instrument of Transfer, specifying the Shares being Transferred and setting forth the intention of the Shareholder effecting the Transfer that the proposed Transferee succeed to a portion or all of such Shareholder’s Shares; and

2.2.3            The agreement in writing of the proposed Transferee (a) that such proposed Transferee will comply with and be bound by all of the terms and provisions of this Agreement (which requirement, with respect to a Transfer by Parent to a Permitted Transferee thereof, may not be waived without the consent of the Majority Managers) and (b) in the case of a Transfer by a Manager to a Permitted Transferee thereof, (i) that the Call Option set forth in Section 5 shall apply to the Transferred Shares upon the termination of the employment of the original Manager that held such Shares and (ii) that the Manager making such Transfer or a Member of the Immediate Family of such Manager, or any combination of the foregoing, retains exclusive power to exercise all rights and satisfy all obligations under this Agreement with respect to the Transferred Shares.

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2.3            Transfers to Competitors.  Notwithstanding the foregoing but subject to the exercise of the tag-along rights set forth in Section 4.1 and the drag-along rights set forth in Section 4.2, in no event shall any Shareholder be entitled to Transfer its Shares to any Person (whether or not to an Affiliate), that in the reasonable judgment of the Board, exercised in good faith, is an actual or potential competitor of, or other Person who is adverse to the interests of, the Company, the Partnership or the Partnership’s other Subsidiaries or to any Person who (directly or indirectly) (a) holds an ownership interest in such actual or potential competitor equal to five percent (5%) or more of the outstanding voting securities of such actual or potential competitor or (b) has designated, or has the right to designate, a member of the board of directors of such actual or potential competitor, in each case without the approval of the Board.

2.4            Admission of Permitted Transferees as Shareholders.   Upon the consummation of a valid Transfer of Shares to a Permitted Transferee in accordance with this Agreement (including Section 2.2 hereof) and the delivery to the Company of a deed of adherence in the form of Exhibit A to this Agreement by such Permitted Transferee, the name of the Person to whom the Shares are Transferred shall be entered in the records of the Company; provided, however, that no Transfer by any holder of Shares to a Permitted Transferee shall relieve such holder of any of its obligations hereunder without the consent of the Board (which, in the case of a Transfer by Parent to a Permitted Transferee thereof, shall also be subject to the consent of a majority in interest of the Managers (the “Majority Managers”)).

2.5            Effect of Prohibited Transfers.  Any Transfer in contravention of or effected with the intention of contravening any of the provisions of this Agreement shall be void and of no effect, and shall not bind nor be recognized by the Company.

2.6            Restrictions on Voting Agreements.  No Shareholder shall enter into any voting agreement with respect to Shares held by it, other than voting agreements entered into with its Permitted Transferees.

2.7            Period.  Each of the foregoing provisions of this Section 2 shall expire on the earlier of (a) the closing of a Change of Control or (b) the closing of an Initial Public Offering.

3.            [INTENTIONALLY OMITTED.]

4.            TAG ALONG AND DRAG ALONG RIGHTS

4.1            Tag Along.  The Parent shall not effect a Sale of Shares to any other Person (each a “Prospective Buyer”) except in the manner and on the terms set forth in this Section 4.1.

4.1.1            Tag Along Notice.  A written notice (the “Tag Along Notice”) shall be furnished by the Parent to each holder of Vested Shares (other than Parent) (a

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“Tag Party”) at least 10 business days prior to such proposed Transfer.  The Tag Along Notice shall include:

4.1.1.1            The principal terms and conditions of the proposed Sale, including (a) the number of Shares proposed to be purchased from the Parent, (b) with respect to each Tag Party, the fraction expressed as a percentage determined by dividing the number of Shares to be purchased from the Parent by the total number of Vested Shares held by the Parent (such Tag Party’s, applicable “Tag Along Percentage”) (it being understood that the Company shall reasonably cooperate with the Parent in respect of the determination of each applicable Tag Along Percentage), (c) the name and address of the Prospective Buyer, (d) the per Share purchase price or the formula by which such price is to be determined and the payment terms, including a description of any non-cash consideration sufficiently detailed to permit valuation thereof and (e) if known, the proposed Transfer date; and

4.1.1.2            An invitation to each Tag Party to include in the proposed Sale to the Prospective Buyer a number of Vested Shares held by such Tag Party equal to the product of (x) the Tag Along Percentage of such Tag Party and (y) the aggregate number of Vested Shares owned by such Tag Party, on the same terms and conditions with respect to each Share Sold (subject to Section 4.1.7), as the Parent shall sell each of its Shares.

4.1.2            Election to Participate.  Within five (5) business days after the date of delivery of the Tag Along Notice, each Tag Party desiring to include Vested Shares in the proposed Sale (each a “Tag Along Participating Seller” and, together with the Parent, collectively, the “Tag Along Sellers”) shall send a written election (the “Tag Along Election”) to the Parent specifying the number of Vested Shares (not in any event to exceed the number of Vested Shares set forth in Section 4.1.1.2) which such Tag Along Participating Seller desires to include in the proposed Sale.  Each Shareholder who does not so elect to include Vested Shares in the proposed Sale shall be deemed to have waived all rights with respect to such Sale, and the Tag Along Sellers shall thereafter be free to Transfer to the Prospective Buyer, at a per Share price no greater than the per Share price set forth in the Tag Along Notice and on other principal terms and conditions which are no materially more favorable to the Tag Along Sellers than those set forth in the Tag Along Notice, without any further obligation to such non-accepting Shareholder pursuant to this Section 4.1.

4.1.3            Irrevocable Offer.  The offer of each Tag Along Participating Seller contained in such holder’s Tag Along Election shall be irrevocable and such Tag Along Participating Seller shall be bound and obligated to Transfer in the proposed Transfer on the same terms and conditions, with respect to each Share Sold (subject to Section 4.1.7), as the Parent, up to such number of Vested Shares

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as such Tag Along Participating Seller shall have specified in such holder’s Tag Along Election; provided, that if prior to consummation, the terms of the proposed Transfer shall change with the result that the per Share price to be paid in such proposed Transfer shall be less than the per Share price set forth in the Tag Along Notice or the other principal terms of such proposed Transfer shall be materially less favorable to the Tag Along Sellers than those set forth in the Tag Along Notice, the Tag Along Notice (and the Tag Along Election) shall be null and void, and it shall be necessary for a separate Tag Along Notice to be furnished, and the terms and provisions of this Section 4.1 separately complied with, in order to consummate such proposed Transfer pursuant to this Section 4.1;  provided, that in the case of such a separate Tag Along Notice, the applicable period to which reference is made in Section 4.1.2 shall be two business days.  In addition, if the Tag Along Sellers have not completed the proposed Transfer by the end of the 120th day after the date of delivery of the Tag Along Notice, each Tag Along Participating Seller shall be released from such holder’s obligations under such holder’s Tag Along Election, the Tag Along Notice shall be null and void, and it shall be necessary for a separate Tag Along Notice to be furnished, and the terms and provisions of this Section 4.1 separately complied with, in order to consummate such proposed Transfer pursuant to this Section 4.1; provided, however, if the failure to complete such proposed Transfer resulted directly from any failure by any Tag Along Participating Seller to comply with the terms of this Section 4.1, such breaching Tag Along Participating Seller (but for the avoidance of doubt, not any other Tag Along Participating Seller) shall have waived its rights to receive the subsequent Tag Along Notice relating to the substantially similar transaction.

4.1.4            Allocation.  The Parent shall attempt to obtain the inclusion in the proposed Sale of the entire number of Vested Shares which the Tag Along Sellers desire to have included in the Sale.  In the event the Parent shall be unable to obtain the inclusion of such entire number of Vested Shares in the proposed Sale, the number of Vested Shares to be sold in the proposed Sale shall be allocated among the Tag Along Sellers in proportion, as nearly as practicable, to the respective number of Vested Shares which each Tag Along Seller properly requested to be included in the proposed Sale.

4.1.5            Power of Attorney.  Each Shareholder providing a Tag Along Election will, if requested by the Parent, execute and deliver a power of attorney in form and substance reasonably satisfactory to the Parent and such Shareholder with respect to the Vested Shares that are to be sold by such Shareholder under this Section 4.1 (a “Tag Along Power of Attorney”); it being understood that the Tag Along Power of Attorney will irrevocably appoint the Parent as its agent and attorney-in-fact with full power and authority to act under the Tag Along Power of Attorney on its behalf with respect to (and subject to the terms and conditions of) the matters specified in this Section 4.1, subject to Section 4.3.

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4.1.6            Exceptions.  Notwithstanding anything to the contrary contained herein, this Section 4.1 shall not apply to any Excluded Transfer.

4.1.7            Application of Proceeds.  The proceeds of any Sale which are paid to the Parent and the Tag Along Sellers in their capacity as Shareholders and to which this Section 4.1 applies shall be allocated among the Parent and the Tag Along Sellers based upon the Vested Shares included or deemed to be included in such Transfer by each of the Parent and the Tag Along Sellers.  Any amount otherwise allocable to the Parent or a Tag Along Seller under this Section 4.1 shall be subject to reduction or adjustment for any tax or other amounts withheld, escrowed or deducted under the provisions of any documents executed in connection with the Sale of Shares or otherwise under applicable Law to the extent such tax or other amount is attributable to Parent or such Tag Along Seller, as the case may be.

4.1.8            Miscellaneous Provisions.  The provisions of Section 4.3 shall apply to any Transfer under this Section 4.1 to the extent, and on the terms, provided therein.

4.2            Drag Along.  In connection with the Sale by the Parent to a Prospective Buyer of Shares (the fraction expressed as a percentage determined by dividing the number of Shares held by Parent that Parent proposes to sell to the Prospective Buyer by the total number of Shares held by Parent (the “Drag Along Percentage”)) that would constitute a Change of Control (the “Proposed Drag Sale”), each Shareholder hereby agrees, if the Parent elects to give the Drag Along Notice referred to in Section 4.2.1, to sell Shares representing the Drag Along Percentage of the total number of Shares held by such Shareholder, in the manner and on the terms set forth in this Section 4.2.  All Shares to be Sold pursuant to this Section 4.2 shall be included in determining whether or not a proposed transaction constitutes a Change of Control.

4.2.1            Exercise.  If the Parent elects to exercise its rights under this Section 4.2, a written notice (the “Drag Along Notice”) shall be furnished by the Parent to each other holder of Shares not later than 10 business days prior to the consummation of the Proposed Drag Sale.  The Drag Along Notice shall set forth the principal terms and conditions of the Proposed Drag Sale, including to the extent known (a) the total number of Shares to be acquired from the Parent, (b) the manner in which such Shares are to be Sold, (c) the Drag Along Percentage, (d) the per Share consideration to be received in the Proposed Drag Sale in respect of each Share (determined in accordance with Section 4.2.4), including the form of consideration (if other than cash), (e) the name and address of the Prospective Buyer and (f) if known, the proposed Transfer date.

4.2.2            Sale.  If the Parent consummates a Proposed Drag Sale described in the Drag Along Notice, each other holder of Shares (each a “Drag Along Participating Seller,” and, together with the Parent, the “Drag Along Sellers”)

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shall be obligated to sell, in the Proposed Drag Sale, Shares representing the Drag Along Percentage of Shares held by such holder, each on the same terms and conditions (subject to Section 4.2.4), as the Parent.  If at the end of the 180th day following the Drag Along Notice, the Selling Shareholders have not completed the Proposed Drag Sale (other than as a result of any holder failing to comply with this Section 4.2 or Section 4.3), each Drag Along Participating Seller shall be released from its obligation under the Drag Along Notice, and it shall be necessary for a separate Drag Along Notice to be furnished and the terms and provisions of this Section 4.2 separately complied with, in order to consummate such Proposed Drag Sale pursuant to this Section 4.2.

4.2.3            Proxy; Power of Attorney.  If the Proposed Drag Sale is structured as a merger, consolidation or similar transaction or otherwise requires a vote of the Shareholders under applicable Law, each Shareholder will vote or cause to be voted all Shares that such Shareholder holds or with respect to which such Shareholder has the power to direct the voting (and which such Shareholder is entitled to vote on such Proposed Drag Sale) in favor of such Proposed Drag Sale and any other matters requiring a vote of the Shareholders in connection therewith under applicable Law and hereby grants an irrevocable proxy, coupled with an interest, in favor of the Parent to vote all such Shares in accordance with this Section 4.2.3.  Upon receiving a Drag Along Notice, each Shareholder will, if requested by the Parent, execute and deliver a power of attorney in form and substance reasonably satisfactory to the Parent and such Shareholder with respect to the Shares that are to be sold by such Shareholder under this Section 4.2 (a “Drag Along Power of Attorney”); it being understood that the Drag Along Power of Attorney will irrevocably appoint the Parent as its agent and attorney-in-fact with full power and authority to act under the Drag Along Power of Attorney on its behalf with respect to (and subject to the terms and conditions of) the matters specified in this Section 4.2, subject to Section 4.3.

4.2.4            Application of Proceeds.  The proceeds of any Proposed Drag Sale received by any Shareholders in their capacity as such to which this Section 4.2 applies shall be allocated among the Drag Along Sellers based upon the Shares included or deemed to be included in such Proposed Drag Sale by each of the Drag Along Sellers.  Any amount otherwise allocable to the Drag Along Sellers under this Section 4.2 shall be subject to reduction or adjustment for any tax or other amounts withheld, escrowed or deducted under the provisions of any documents executed in connection with the Proposed Drag Sale or otherwise under applicable Law to the extent that such tax or other amount is attributable to such Drag Along Seller.

4.2.5            Miscellaneous Provisions.  The provisions of Section 4.3 shall apply to any Transfer under this Section 4.2 to the extent, and on the terms, provided therein.

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4.2.6            Waiver of Appraisal Rights.  Each Drag Along Seller agrees not to demand or exercise appraisal rights under applicable Law with respect to a Proposed Drag Sale subject to this Section 4.2 as to which such appraisal rights are available.

4.3            Miscellaneous Provisions Relating to Sales under Sections 4.1 and 4.2.  Unless stated otherwise, the following provisions shall be applied to any Sale to which Section 4.1 or 4.2 relate:

4.3.1            Securities as Consideration.  In the event the consideration to be paid in a proposed Sale pursuant to Section 4.1 or 4.2 includes any securities, and the receipt thereof by a Participating Seller: (a) would require under applicable Law the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities where such registration or qualification is not otherwise required for the Sale or (b) would require under applicable Law the provision of any information other than such information as would be required under Regulation D in an offering made solely to Accredited Investors, then the Selling Shareholder may cause to be paid to such Participating Seller in lieu thereof, against surrender of the Shares which would have otherwise been Sold by such Participating Seller to the Prospective Buyer in the Sale, an amount in cash equal to the Fair Market Value of such Shares as of the date of the issuance of securities in exchange for Shares.

4.3.2            Cooperation.  Each Participating Seller whether in his or its capacity as a Participating Seller, Shareholder, officer of the Company or otherwise shall use commercially reasonable efforts to take or cause to be taken at the expense of the Company all such actions as may be necessary or reasonably desirable in order expeditiously to consummate each Sale pursuant to Section 4.1 or 4.2 and any related transactions, including: executing, acknowledging and delivering consents (including holding Board or other Shareholder meetings, if desirable), assignments, waivers and other documents or instruments (including share purchase or other acquisition or merger agreements); furnishing information and copies of documents; filing applications, reports, returns, filings and other documents or instruments with governmental authorities; in the case of a Participating Seller that is not an Accredited Investor, being represented during the course of such transaction by a “purchaser representative” (as defined in Regulation D) in connection with evaluating the merits and risks of the prospective investment and acknowledging that he was so represented; and otherwise cooperating with the Selling Shareholder and the Prospective Buyer.  Without limiting the generality of the foregoing, each Participating Seller agrees to execute and deliver such agreements containing the same terms and conditions applicable to each Participating Seller as may be reasonably specified by the Selling Shareholder and to which the Selling Shareholder will also be party, including agreements to (a) make individual representations, warranties and covenants as to the unencumbered title to its Shares and the power, authority and

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legal right to Transfer such Shares and (b) be severally (with all other sellers) liable (whether by purchase price adjustment, indemnity payments or otherwise) in respect of representations, warranties, covenants and agreements in respect of the Company, the Partnership and the Partnership’s Subsidiaries; provided, however, that, except with respect to individual representations, warranties, covenants, indemnities and other agreements of Participating Sellers of the type described in clause (a) above, the aggregate amount of such liability shall not exceed the lesser of (i) such Participating Seller’s pro rata portion of any such liability and (ii) the proceeds received by such Participating Seller in connection with such Sale.

4.3.3            Closing.  The closing of a Sale pursuant to Section 4.1 or 4.2 shall take place at such time and place as the Selling Shareholder shall specify by notice to each Participating Seller, which such notice shall be delivered at least five business days prior to the proposed closing date.  At the closing of any Sale under Section 4.1 or 4.2, each Participating Seller shall deliver such documents as the Selling Shareholder may reasonably request to transfer the Shares to be sold by such Participating Seller, against delivery of the applicable consideration.  The Participating Sellers in a Sale pursuant to Section 4.1 or 4.2 shall receive the applicable consideration for the Shares sold or otherwise disposed of by the Participating Sellers pursuant to the Sale (after deduction of the proportionate share of (a) the expenses associated with such sale that are paid by the Company in connection with such Sale, (b) amounts paid into escrow or held back, in the reasonable determination of the Selling Shareholder, for indemnification or post-closing expenses and (c) amounts subject to post-closing purchase price adjustments, and addition of the proportionate share of any fee or other amount paid to any Shareholder or its Affiliates in connection with such Sale) concurrently with the receipt of such consideration by the Selling Shareholder.  It is understood and agreed that no Shareholder shall have any liability to any other Shareholder arising from, relating to or in connection with any proposed Sale which is the subject of a Tag Along Notice or Drag Along Notice whether or not such proposed Sale is consummated (except to the extent such Shareholder shall have failed to comply with the provisions of this Section 4).

4.3.4            Period.  Each of the foregoing provisions of this Section 4 shall expire as to any Share on the earlier of (a) the closing of a Change of Control or (b) the closing of an Initial Public Offering.

5.            CALL RIGHTS

5.1            Call Option on Manager Shares.

5.1.1            Except as otherwise specified in a Manager’s Option Certificate, if the employment of a Manager with the Partnership or one of its Subsidiaries is terminated at any time and for any reason, the Company (or any designee of the

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Company) will have the right (“Call Option”), but not the obligation, within 180 days of the termination (or, in the case of Shares held for less than 180 days at the time of exercise of the Call Option pursuant to this Section 5.1, for a period of 180 days following such time as such Shares have been so held for at least 180 days or, if later, 180 days after the exercise of any Stock Option by the holder thereof or the date upon which any Unvested Shares become Vested Shares) to purchase all or any portion of the Shares (other than Unvested Shares which will be cancelled as provided below) held by such Manager or originally issued to such Manager but held by one or more direct or indirect Permitted Transferees (collectively, the “Management Call Group”) by delivering a notice (the “Call Notice”) to the Management Call Group stating the number of Shares to be repurchased by the Company (or any designee of the Company) and the purchase price for each such Share determined in accordance with Section 5.1.2 (the “Call Option Purchase Price”).

5.1.2            Except as otherwise specified in a Manager’s Option Certificate, the Call Option Purchase Price of any Share shall be (a) in the event the termination is by the Partnership or any of its Subsidiaries for Cause or by the Manager without Good Reason, the lower of (i) the Cost of such Shares and (ii) the Fair Market Value of such Shares as of the date on which the Call Notice is delivered or (b) in the event termination is for any other reason, the Fair Market Value of such Shares as of the date on which the Call Notice is delivered.

5.1.3            The rights of the Company to purchase Shares under this Section 5.1 are in addition to, and do not modify, any vesting requirements that may be included in the terms of any Shares.

5.2            [Intentionally Omitted.]

5.3            Closing.

5.3.1            Except as otherwise specified in a Manager’s Option Certificate, the closing of any purchase and sale of Shares of a Manager pursuant to this Section 5 shall take place as soon as reasonably practicable and in no event later than 20 days after the delivery of the Call Notice set forth in Section 5.1.1 at the principal office of the Company, or at such other time and location as the parties to such purchase may mutually determine.

5.3.2            At the closing of any purchase and sale of Shares of a Manager following the exercise of any Call Option, the Shares to be sold shall be free and clear of any lien or encumbrance, and the Company (or any designee of the Company) shall pay to such Manager, by certified or bank check or wire transfer of immediately available federal funds, the purchase price of the Shares being purchased determined in accordance with Section 5.1.2.  The delivery of all documentation necessary to consummate the sale of the Shares by any Person

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selling Shares pursuant to any Call Option shall be deemed a representation and warranty by such Person that:  (a) such Person has full right, title and interest in and to such Shares; (b) such Person has all necessary power and authority and has taken all necessary action to sell such Shares as contemplated; (c) such Shares are free and clear of any and all liens or encumbrances and (d) there is no Adverse Claim with respect to such Shares.

5.4            Acknowledgment.  Except as otherwise specified in a Manager’s Option Certificate, each Manager acknowledges and agrees that neither the Company nor any Person directly or indirectly affiliated with the Company, the Partnership and the Partnership’s Subsidiaries (in each case whether as a director, officer, manager, employee, agent or otherwise) shall have any duty or obligation to affirmatively disclose to him, and he shall not have any right to be advised of, any material information regarding the Company, the Partnership and the Partnership’s Subsidiaries or otherwise at any time prior to, upon or in connection with any termination of his employment by the Partnership and its Subsidiaries upon the exercise of any Call Option or any purchase of the Shares in accordance with the terms hereof.

5.5            Period.  The foregoing provisions of this Section 5 shall expire upon the earlier of (a) the closing of a Change of Control and (b) the closing of an Initial Public Offering.

6            OTHER COVENANTS OF THE MANAGERS.  Each Manager acknowledges the importance to the Company and its subsidiaries (hereinafter referred to collectively as the “Company Group”), existing now or in the future, of protecting its confidential information, trade secrets, good will and other legitimate business interests.  Each Manager further acknowledges that the Company Group is engaged in a highly competitive business, that its success in the marketplace depends upon the preservation of its confidential information and industry reputation, and that obtaining agreements such as these set forth in this Section 6 from its employees is reasonable.

6.1            Confidentiality.

6.1.1            Except as required for the proper performance of the Manager’s duties to the Company, the Partnership or any of its Subsidiaries, each Manager will not at any time (whether during or after termination of the Manager’s employment) (a) retain or use for the benefit, purposes or account of the Manager or any other Person; or (b) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company, the Partnership of any of its Subsidiaries (other than its professional advisers who are bound by confidentiality obligations), any information of the Company Group, whether or not in writing, that is not generally known by others with whom the Company Group competes or does business, or with whom it plans to compete or do business, and any and all information, which, if disclosed, would assist in competition against the Company Group, and any third party that has disclosed or provided any of same to the Company Group on a confidential basis (collectively, “Confidential

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Information”)  without the prior written authorization of the Board.  For purposes of illustration, “Confidential Information” includes but is not limited to trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals.  “Confidential Information” does not include any information that is (x) generally known to the industry or the public other than as a result of the Manager’s breach of this covenant or any breach of other confidentiality obligations by third parties; (y) made legitimately available to the Manager by a third party without breach of any confidentiality obligation; or (z) required by law to be disclosed; provided that the Manager shall give prompt written notice to the Company Group of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Company Group to obtain a protective order or similar treatment.

6.1.2            Upon termination of any Manager’s employment with the Company, the Partnership or any of its Subsidiaries for any reason, such Manager shall (a) cease and not thereafter commence use of any Confidential Information or Works (including any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company Group; (b) immediately destroy, delete or return to the Company Group, at the Company Group’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in the Manager’s possession or control (including any of the foregoing stored or located in the Manager’s office, home, laptop or other computer, whether or not Company Group property) that contain Confidential Information or otherwise relate to the business of the Company Group; and (c) notify and fully cooperate with the Company Group regarding the delivery or destruction of any other Confidential Information or any other property of the Company Group of which the Manager is or becomes aware and promptly return any other Company Group property in the Manager’s possession.

6.2            Intellectual Property.  Except as with regard to a Manager who is party to an employment, severance-benefit or change in control agreement that contains a covenant regarding intellectual property in which case such agreement shall control instead of this Section 6.2, the following provisions shall apply:

6.2.1            If any Manager has created, invented, designed, developed, contributed to or improved any works of authorship, inventions, intellectual property, materials, documents or other work product (including research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) (“Works”), either alone or with third parties, prior to such Manager’s employment with the Company, the Partnership or any of its

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Subsidiaries, that are relevant to or implicated by such employment (“Prior Works”), such Manager hereby grants the Company Group a perpetual, non-exclusive, royalty-free, worldwide, assignable, sub-licensable license under all rights and intellectual property rights (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) therein for all purposes in connection with the Company Group’s current and future business.

6.2.2            If any Manager creates, invents, designs, develops, contributes to or improves any Works, either alone or with third parties, at any time during such Manager’s employment with the Company, the Partnership or any of its Subsidiaries and within the scope of such employment and/or with the use of any Company Group resources (“Company Works”), such Manager shall promptly and fully disclose such works to the Company Group and hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company Group to the extent ownership of any such rights does not vest originally in the Company Group.  All copyrightable Works that any Manager creates during the Manager’s employment shall be considered “work made for hire” and shall, upon creation, be owned exclusively by the Company Group.  Each Manager agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company Group) of all Company Works.  The records will be available to and remain the sole property and intellectual property of the Company Group at all times.

6.2.3            Each Manager shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company Group’s expense (but without further remuneration) to assist the Company Group in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company Group’s rights in the Prior Works and Company Works.  If the Company Group is unable for any other reason to secure any Manager’s signature on any document for this purpose, then such Manager hereby irrevocably designates and appoints the Company Group and its duly authorized officers and agents as the Manager’s agent and attorney-in-fact, to act for and on the Manager’s behalf to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

6.3            [Intentionally Omitted.]

6.4            Restricted Activities.  Each Manager agrees that some restrictions on the Manager’s activities during and after the Manager’s employment are necessary to protect the goodwill, Confidential Information and other legitimate interests of the Company

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Group, in each case, to the extent such restrictions apply to such Manager in accordance with the terms and conditions of this Section 6.

6.4.1            Except (a) as with regard to a Manager who is party to an employment, severance-benefit or change in control agreement that contains covenants regarding non-competition, in which case such agreement (as may be modified by such Manager’s Option Certificate) shall control instead of this Section 6.4.1 or (b) as specifically provided in a Manager’s Option Certificate, in which case such Option Certificate shall control instead of this Section 6.4.1, each Manager agrees that, during the Manager’s employment, the Manager will not undertake any outside activity, whether or not competitive with the business of the Company Group or that could reasonably give rise to a conflict of interest or otherwise interfere with the Manager’s duties and obligations to the Company Group.

6.4.2            Except (a) as with regard to a Manager who is party to an employment, severance-benefit or change in control agreement that contains covenants regarding non-competition, in which case such agreement (as may be modified by such Manager’s Option Certificate) shall control instead of this Section 6.4.2 or (b) as specifically provided in a Manager’s Option Certificate, in which case such Option Certificate shall control instead of this Section 6.4.2, (i) while any Manager is employed by the Company, the Partnership or any of its Subsidiaries and for the eighteen month (18 month) period after such employment terminates (the “Restricted Period”), such Manager shall not, directly or indirectly, whether as owner, partner, investor, consultant, agent, employee, co-venturer or otherwise, compete with the Company Group within the geographic area in which the Company Group does business or undertake any planning for any business competitive with the Company Group, and (ii) without limiting the foregoing, each Manager agrees not to engage in any manner in any activity that is directly or indirectly competitive or potentially competitive with the business of the Company Group as conducted or under consideration at any time during the Manager’s employment and further agrees not to work or provide services, in any capacity, whether as an employee, independent contractor or otherwise, whether with or without compensation, to any Person who is engaged in any business that is competitive with the business of the Company Group for which the Manager has provided services, as conducted or in planning during the Manager’s employment.  For the purposes of this Section 6.4.2, the business of the Company Group shall include the provision of corporate-focused e-learning content and performance-support solutions, instructor-led training, and support technologies (such as learning management systems and talent management systems).  The foregoing, however, shall not prevent the Manager’s passive ownership of two percent (2%) or less of the equity securities of any publicly traded company.

6.4.3            Except as with regard to a Manager who is party to an employment, severance benefit or change in control agreement that contains a covenant regarding non-solicitation of customers, in which case such agreement shall

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control instead of this Section 6.4.3, each Manager agrees that, during the Restricted Period, such Manager will not directly or indirectly (a) solicit or encourage any customer of the Company Group or any of its subsidiaries to terminate or diminish its relationship with them; or (b) seek to persuade any such customer or prospective customer of the Company Group to conduct with anyone else any business or activity which such customer or prospective customer conducts or could conduct with the Company Group; provided that these restrictions shall apply (y) only with respect to those Persons who are or have been a customer of the Company Group at any time within the immediately preceding two-year period or whose business has been solicited on behalf of the Company Group by any of their officers, employees or agents within said two-year period, other than by form letter, blanket mailing or published advertisement, and (z) only if the Manager has performed work for such Person during the Manager’s employment with the Company, the Partnership or one of its Subsidiaries or been introduced to, or otherwise had contact with, such Person as a result of the Manager’s employment or other associations with the Company Group or has had access to Confidential Information which would assist in the Manager’s solicitation of such Person.

6.4.4            Except as with regard to a Manager who is party to an employment, severance benefit or change in control agreement that contains a covenant regarding non-solicitation of employees, in which case such agreement shall control instead of this Section 6.4.4, each Manager agrees that during the Restricted Period, such Manager will not, and will not assist any other Person to, (a) hire or solicit for hiring any employee of the Company Group or seek to persuade any employee of the Company Group to discontinue employment or (b) solicit or encourage any independent contractor providing services to the Company Group to terminate or diminish its relationship with them.  As used herein, an “employee” of the Company Group is any person who was such at any time within the preceding two years.

6.5            Notification Requirement.  Except as with regard to a Manager who is party to an employment, severance-benefit or change in control agreement, until forty-five (45) days after the conclusion of the Restricted Period, each Manager shall give notice to the Company Group of each new business activity such Manager plans to undertake, at least thirty (30) days prior to beginning any such activity.  Such notice shall state the name and address of the Person for whom such activity is undertaken and the nature of the Manager’s business relationship(s) and position(s) with such Person.  Each Manager shall provide the Company Group with such other pertinent information concerning such business activity as the Company Group may reasonably request in order to determine the Manager’s continued compliance with the Manager’s obligations hereunder.

6.6            Enforcement of Covenants.  By executing this Agreement, each Manager acknowledges that such Manager has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed upon the Manager, to the

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extent applicable to such Manager, in this Section 6.  Each Manager agrees without reservation that each of the restraints contained herein applicable to such Manager in accordance with the terms hereof is necessary for the reasonable and proper protection of the good will, Confidential Information and other legitimate interests of the Company Group; that each and every one of those restraints, to the extent so applicable, is reasonable in respect to subject matter, length of time and geographic area; and that these restraints, individually or in the aggregate, will not prevent the Manager from obtaining other suitable employment during the period in which the Manager is bound by these restraints.  Each Manager further agrees that such Manager will never assert, or permit to be asserted on the Manager’s behalf, in any forum, any position contrary to the foregoing.   Each Manager further acknowledges that, were such Manager to breach any of the covenants contained herein applicable to such Manager, the damage to the Company Group would be irreparable.  Each Manager therefore agrees that the Company Group, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by such Manager of any of said covenants applicable to such Manager, without having to post bond.  The Company and each Manager further agree that, in the event that any provision hereof shall be determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, such provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law.

6.7            Entire Agreement.  With respect to the subject matter set forth in this Section 6, this Section 6 sets forth the entire agreement between each Manager and the Company Group, and, except as otherwise expressly set forth herein or otherwise specifically provided in such Manager’s Option Certificate, supersedes all prior and contemporaneous communications, agreements and understandings, written or oral, regarding the same; provided, however, this Section 6 shall not terminate or supersede any obligations a Manager may have pursuant to any other agreement or under applicable law with respect to confidentiality, non-competition, assignment of rights to intellectual property or the like.  Notwithstanding anything to the contrary contained in this Agreement, in the event of conflict between this Section 6 and any prior agreement between a Manager and the Company Group or such Manager’s Option Certificate, such prior agreement (as may be modified in a Manager's Option Certificate) or Option Certificate, as the case may be, shall govern.

6.8            Successors.  Each Manager consents to be bound by the provisions of this Section 6, to the extent applicable to such Manager in accordance with the terms hereof, for the benefit of the Company Group, and any successor or permitted assign to whose employ the Manager may be transferred within the Company Group, without the necessity that a new agreement concerning the subject matter or this Section 6 be re-signed at the time of such transfer.

7.            AMENDMENT.  Except as otherwise provided in this Section 7, this Agreement may be modified or amended with the prior written consent of the Company and the Parent.    Schedule I

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may be amended to reflect changes in the composition of the Shareholders as a result of Permitted Transfers or Transfers permitted under Section 2.  Amendments to Schedule I reflecting Permitted Transfers or Transfers permitted under Section 2 shall become effective when a deed of adherence in the form of Exhibit A to this Agreement as executed by any new Transferee is filed with the Company, except as otherwise provided in Section 2.4.  Notwithstanding the foregoing, no amendment or supplement to, or modification of, this Agreement shall be made (whether by merger or otherwise) which would adversely affect a particular Shareholder disproportionately relative to the other Shareholders without the prior written consent of such particular Shareholder so affected by such amendment.  Notwithstanding anything to the contrary contained herein, to the extent any amendment or supplement to, or modification of, this Agreement shall be made (whether by merger or otherwise) which would adversely affect the Managers as a group, the Majority Managers must consent to such amendment, supplement or modification.  The Company shall furnish copies of amendments to this Agreement to each Shareholder after the effectiveness thereof.

8.            INDEMNIFICATION

8.1            General.  The Company shall, to the fullest extent permitted by Law, indemnify, defend and hold each Shareholder, the members of the Board, each of the foregoing Person’s respective officers, directors, partners, members, shareholders, Affiliates, fiduciaries, managers, controlling Persons, employees and agents in their capacity as such, and the officers and agents of the Company (all such indemnified persons being referred to as “Indemnified Persons”), each of whom is an intended third party beneficiary of this Section 8 and may specifically enforce the Company’s obligations under this Section 8, free and harmless from and against any and all actions, causes of action, suits, claims, liabilities, losses, damages and costs and out-of-pocket expenses in connection therewith (including reasonable attorneys’ and accountants’ fees and expenses, retainers, court costs, transcript costs, fees and costs of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, responding to a subpoena, or otherwise participating in, any proceeding including, but not limited to, litigation expenses incurred after the date on which none of the Shareholders’ respective Affiliates or associated investment funds own an interest in the Company, the Partnership or the Partnership’s Subsidiaries, the premium for appeal bonds, attachment bonds or similar bonds and all interest, assessments and other charges paid or payable in connection with or in respect of any such expenses) incurred by the Indemnified Persons or any of them before or after the date of this Agreement, and pay or reimburse such attorneys’ fees as incurred (collectively, the “Indemnified Liabilities”), as a result of, arising out of, or in any way relating to the execution, delivery, performance, enforcement or existence of this Agreement or the transactions contemplated hereby or operations of, or services provided by any of the Indemnified Persons to, the Company, the Partnership or any of the Partnership’s Subsidiaries from time to time (including any litigation related thereto); provided, that the foregoing indemnification rights shall not be available in the event that

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any such Indemnified Liabilities arose on account of such Indemnified Person’s gross negligence or willful misconduct; and provided, further, that, if and to the extent that the foregoing undertaking may be unavailable or unenforceable for any reason, the Company will make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable Law.

For purposes of this Section 8.1, the circumstances described in the limitation contained in the proviso in the immediately preceding sentence shall not be deemed to apply absent a final non-appealable judgment of a court of competent jurisdiction to such effect, in which case to the extent any such limitation is so determined to apply to any Indemnified Person as to any previously advanced indemnity payments made by the Company, then such payments shall be promptly repaid by such Indemnified Person to the Company.  The rights of any Indemnified Person to indemnification hereunder will be in addition to any other rights any such Person may have under any other agreement or instrument referenced above or any other agreement or instrument to which such Indemnified Person is or becomes a party or is or otherwise becomes a beneficiary or under law or regulation. None of the Indemnified Persons shall in any event be liable to the Company, the Partnership, any of the Partnership’s Subsidiaries, or any of their respective Affiliates for any act or omission suffered or taken by such Indemnified Person as a result of, arising out or in any way relating to operations of, or services provided by any of the Indemnified Persons to, any of the Company, the Partnership or any of the Partnership’s Subsidiaries from time to time that does not constitute gross negligence or willful misconduct.

The Company hereby agrees that the Company is the indemnitor of first resort (i.e., its obligations to Indemnified Persons under this Agreement are primary and any obligation of a Shareholder (or any Affiliate thereof) to provide advancement or indemnification for the same Indemnified Liabilities (including all interest, assessments and other charges paid or payable in connection with or in respect of such Indemnified Liabilities) incurred by Indemnified Persons are secondary), and if a Shareholder (or any Affiliate thereof) pays or causes to be paid, for any reason, any amounts otherwise indemnifiable hereunder or under any other indemnification agreement (whether pursuant to contract, bylaws or charter) with any director or officer of the Company, then (a) such Shareholder (or such Affiliate, as the case may be) shall be fully subrogated to all rights of the Indemnified Persons with respect to such payment and (b) the Company shall reimburse such Shareholder (or such other Affiliate) for the payments actually made and waives any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of any Indemnified Person against any Indemnified Person, whether such claim, remedy or right arises in equity or under contract, statute, common law or otherwise, including any right to claim, take or receive from any Indemnified Person, directly or indirectly, in cash or other property or by set-off or in any other manner, any payment or security or other credit support on account of such claim, remedy or right.

8.2            Amendment.  Notwithstanding Section 7, no amendment or repeal of this Section 8 that adversely affects the rights of any Indemnified Person under this Section 8 with respect to its acts or omissions at any time prior to such amendment or repeal shall apply to any Indemnified Person without its prior written consent.

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8.3            Survival.  This Section 8 shall survive any termination of this Agreement.

9            DEFINITIONS.  For purposes of this Agreement:

9.1            Certain Definitions.  The following terms, as used herein, have the following meanings:

“Accredited Investor” shall have the meaning assigned to such term under Regulation D.

“Adverse Claim” shall have the meaning given to such term in Section 8-102 of the applicable United States Uniform Commercial Code (or equivalent provision of the Law of Luxembourg).

“Affiliate” shall mean, with respect to any specified Person, (a) any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (as used in this definition and in the definition of “Subsidiary” below, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by agreement or otherwise), (b) if such specified Person is an investment fund, any other investment fund the primary investment adviser to which is the primary investment adviser to such specified Person or any Affiliate thereof and (c) with respect to any natural Person, any Member of the Immediate Family of such natural Person.

“Board” shall mean the Board of Directors of the general partner of the Partnership.

“business day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized to be closed in the City of New York.

“Call Notice” shall have the meaning set forth in Section 5.1.1.

“Call Option” shall have the meaning set forth in Section 5.1.1.

“Call Option Purchase Price” shall have the meaning set forth in Section 5.1.1.

“Cause” shall have the meaning set forth in the Plan.

“Change of Control” shall mean a Sale (in a single transaction or in a series of related transactions) to any Person or Persons (other than the Investors or their Affiliates) pursuant to which such Person or Persons acquire (a) in excess of 50% of the equity interests of the Partnership on a fully-diluted basis (whether by merger, consolidation, sale or transfer of partnership interests, reorganization, recapitalization or otherwise), (b) in excess of 50% of the equity interests of one or more Subsidiaries on a fully-diluted basis (whether by merger, consolidation, sale or transfer of equity interests, reorganization, recapitalization or otherwise) if substantially all of the assets of the Partnership and its Subsidiaries taken as a whole are held,

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directly or indirectly, by such Subsidiary or Subsidiaries, except where such acquisition is by a Subsidiary that is, directly or indirectly, wholly-owned by the Partnership, (c) the direct or indirect power to replace the general partner of the Partnership or to elect a majority of the members of the Board, or (d) all or substantially all of the assets of the Partnership and its Subsidiaries determined on a consolidated basis.

“Company” shall have the meaning set forth in the preamble hereto.

“Company Group” shall have the meaning set forth in Section 6.

“Company Works” shall have the meaning set forth in Section 6.2.2.

“Confidential Information” shall have the meaning set forth in Section 6.1.

“Cost” shall mean, with respect to each Share held by a Manager, the original issue price paid for such Share (whether in cash or fair market value of in-kind contributions (net of liabilities assumed or to which the property is subject), including contributions made at or after May 26, 2010), except that the Cost of any Unvested Shares or of any Stock Options shall be deemed to be zero (except to the extent, if any, otherwise agreed by the Company).

“Drag Along Notice” shall have the meaning set forth in Section 4.2.1.

“Drag Along Participating Seller” shall have the meaning set forth in Section 4.2.2.

“Drag Along Percentage” shall have the meaning set forth in Section 4.2.

“Drag Along Power of Attorney” shall have the meaning set forth in Section 4.2.3.

“Drag Along Sellers” shall have the meaning set forth in Section 4.2.2.

“Fair Market Value” shall mean, as of any date, except as otherwise provided in a Manager’s Option Certificate, in which case such Option Certificate shall control instead of this definition, with respect to Shares or any portion thereof or any consideration payable as contemplated by this Agreement, the fair market value thereof as determined as of such date in good faith by the Board.

“Good Reason” shall have the meaning set forth in the employment, severance or similar agreement then in effect, if any, between such Manager and the Partnership and/or any of its Subsidiaries, as may be modified by the specific terms of a Manager’s Option Certificate.  In the case of any other Manager, “Good Reason” shall mean any of the following events or conditions occurring without the Manager’s express written consent, provided that the Manager shall have given notice of such event or condition within a period not to exceed ninety (90) days of the initial existence of such event or condition, the Partnership and/or any of its Subsidiaries shall not have remedied such event or condition within thirty (30) days after receipt of such notice and the Manager shall have terminated Employment within thirty (30) days thereafter:  (i) the assignment of duties to such Manager inconsistent with such Manager’s position; (ii) a material

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reduction in the Manager’s annual base salary; or (iii) a relocation of the Manager’s principal place of Employment by more than 50 miles, except for required travel on business to an extent substantially consistent with the Manager’s business travel obligations.

“Indemnified Liabilities” shall have the meaning set forth in Section 8.1.

“Indemnified Persons” shall have the meaning set forth in Section 8.1.

“Initial Public Offering” shall mean the initial underwritten Public Offering registered on Form S-1 or Form F-1 (or any successor forms under the Securities Act) or any foreign equivalent thereof.

“Law” or “Laws” shall mean, collectively, all provincial, federal, state, local and foreign statutes, treaties, rules, regulations, ordinances, codes and administrative or judicial precedents.

“Management Call Group” shall have the meaning set forth in Section 5.1.1.

“Managers” shall have the meaning set forth in the preamble hereto.

“Majority Managers” shall have the meaning set forth in Section 2.4.

“Member of the Immediate Family” shall mean, with respect to any natural Person, (a) any lineal descendant or ancestor or sibling (by birth or adoption) of such natural Person, (b) any spouse or former spouse of any of the foregoing, (c) any legal representative or estate of any of the foregoing, or the ultimate beneficiaries of any estate of the foregoing, if deceased and (d) any trust or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing Persons described in clauses (a) through (c) above.

“Option Certificate” shall mean any certificate evidencing the grant by the Company to any Manager of an option to purchase, in whole or in part, on the terms provided therein and in the Plan, the number of shares of the Company’s stock as set forth therein.

“Parent” shall have the meaning set forth in the preamble hereto.

“Participating Seller” shall mean any Tag Along Participating Seller or Drag Along Participating Seller.

“Permitted Transfer” shall mean a transfer to:

(a) in the case of the Parent, any Affiliate of the Parent;

(b) in the case of any other Shareholder, (i) if such other Shareholder is a natural person, any Member of the Immediate Family of such other Shareholder, or (ii) any other Person which shall have been approved in writing by the Board.

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“Permitted Transferee” shall mean a Person that has validly acquired Shares from a Shareholder pursuant to a Permitted Transfer and which, pursuant to such Transfer, becomes a Shareholder in accordance with Section 2.4.

“Person” shall mean an individual, partnership, joint venture, association, corporation, trust, estate, limited liability company, limited liability partnership, unincorporated entity of any kind, governmental entity or any other legal entity.

“Partnership” shall mean SSI Pooling, L.P., a Cayman Islands exempted limited partnership and the indirect parent of the Company and the Parent.

“Plan” shall mean the Company’s 2010 Equity Incentive Plan, as it may be amended from time to time in accordance with the terms thereof.

“Prior Works” shall have the meaning set forth in Section 6.2.1.

“Proposed Drag Sale” shall have the meaning set forth in Section 4.2.

“Prospective Buyer” shall have the meaning set forth in Section 4.1.

“Public Offering” shall mean a public offering and sale of the common equity of the Company or any other Subsidiary for cash registered under the Securities Act or any foreign equivalent thereof.

“Regulation D” shall mean Regulation D under the Securities Act.

“Restricted Period” shall have the meaning set forth in Section 6.4.2.

“Securities Act” shall mean the United States Securities Act of 1933, as amended.

“Shareholders” shall have the meaning set forth in the preamble hereto.

“Shares” shall mean (a) all shares of capital stock of the Company originally issued to, or issued with respect to shares originally issued to, or held by, a Shareholder, whenever issued, including all shares of capital stock issued upon the exercise, conversion or exchange of any options, warrants or convertible securities, and (b) all options, warrants and (except for purposes of Section 4.1) convertible securities originally granted or issued to a Shareholder (treating such options, warrants and convertible securities as a number of Shares equal to the number of the maximum number of shares of capital stock of the Company for which or into which such options, warrants or convertible securities may at the time be exercised, converted or exchanged (or which will become exercisable, convertible or exchangeable on or prior to, or by reason of, the transaction or circumstance in connection with which the number of such shares of capital stock is to be determined).

“Stock Option” shall have the meaning set forth in the Plan.

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“Subsidiary’ shall mean any Person that is controlled by (as defined in the definition of “Affiliate” above), either directly or indirectly, the Partnership or the Company.

“Tag Along Election” shall have the meaning set forth in Section 4.1.2.

“Tag Along Participating Seller” shall have the meaning set forth in Section 4.1.2.

“Tag Along Percentage” shall have the meaning set forth in Section 4.1.1.1.

“Tag Along Power of Attorney” shall have the meaning set forth in Section 4.1.5.

“Tag Along Notice” shall have the meaning set forth in Section 4.1.1.

“Tag Party” shall have the meaning set forth in Section 4.1.1.

“Tag Along Sellers” shall have the meaning set forth in Section 4.1.2.

“Transfer” shall mean a sale, assignment, pledge, encumbrance, abandonment, disposition or other transfer of any Shares to any other Person (including a transfer recognized for tax but not corporate purposes), whether directly, indirectly, voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise, and “Transferred” and “Transferability” shall each have a correlative meaning.

 “Transferee” shall mean a Person to whom Shares are Transferred in a Transfer.

“Unvested Shares” shall mean, at any time, any and all Shares held by Managers that are not Vested Shares at such time.

“Vested Shares” shall mean (a) all Shares other than Shares held by Managers and (b) with respect to Shares held by Managers, the meaning set forth in the Option Certificate.

“Works” shall have the meaning set forth in Section 6.2.1.

9.2            Construction.  In addition to the definitions referred to or set forth above in this Agreement:

(a)            The words “hereof”, “herein”, “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof;

(b)            The word “including” shall mean including, without limitation;

(c)            Definitions shall be equally applicable to both nouns and verbs and the singular and plural forms of the terms defined; and

(d)            The masculine, feminine and neuter genders shall each include the other.

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10.            GOVERNING LAW.

10.1            Governing Law; Jurisdiction and Venue.  The provisions of this Agreement and the rights of the Company and each Shareholder hereunder and all claims or disputes arising out of or based upon this Agreement or relating to the subject matter hereof will be governed by and construed in accordance with the domestic substantive laws of the State of New Hampshire without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.  In the event of any such claim or dispute, each of the Company and the Shareholders consents and submits to the jurisdiction of the federal and state courts in and of the State of New Hampshire.  The Company and each Shareholder will accept service of process by registered or certified mail or the equivalent directed to him, her or it at his, her or its last known address on the books of the Company, or by such other means as are permitted by such courts.

10.2            WAIVER OF JURY TRIAL.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, THE COMPANY AND EACH SHAREHOLDER HEREBY WAIVE AND COVENANT THAT EACH WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING.  THE COMPANY AND EACH SHAREHOLDER HERETO ACKNOWLEDGE THAT EACH HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 10.2 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT.  THE COMPANY AND EACH SHAREHOLDER MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.2 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PERSON TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.3            Exercise of Rights and Remedies.  The Company and each Shareholder shall have all remedies available at law, in equity or otherwise in the event of any breach or violation of this Agreement or any default hereunder. The Company and each Shareholder acknowledge and agree that in the event of any breach of this Agreement, in addition to any other remedies which may be available, the Company and each Shareholder shall be entitled to specific performance of the obligations of the other parties hereto and, in addition, to such other equitable remedies (including preliminary or temporary relief) as may be appropriate in the circumstances.  No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or

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remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

10.4            No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement, the Company and each Shareholder covenant, agree and acknowledge that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, general or limited partner or member of any Shareholder or of any Affiliate or assignee thereof, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of any Shareholder or any current or future member of any Shareholder or any current or future director, officer, employee, partner or member of any Shareholder or of any Affiliate or assignee thereof, as such, for any obligation of any Shareholder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

11.            MISCELLANEOUS

11.1            Inconsistent Agreements.  Neither the Company nor any Shareholder shall enter into any agreement or side letter with any direct or indirect Shareholder or the Company that conflicts with the provisions of this Agreement or which would obligate such Person to breach any provision of this Agreement.

11.2            Further Assurances.  At any time and from time to time, upon the request of the Company and at the expense of the Company, each Shareholder shall do and perform, or cause to be done and performed, all such additional acts and deeds, and shall execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, all such additional instruments and documents, as may reasonably be required to effectuate the provisions of this Agreement.

11.3            General.  This Agreement shall be binding upon the executors, administrators, estates, heirs and legal successors of the Company and the Shareholders and contains the entire contract among the Company and the Shareholders as to the subject matter hereof.

11.4            Notices, etc.  All notices and other communications required or permitted under this Agreement shall be effective if in writing and (a) delivered personally, (b) sent by

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facsimile, (c) sent by nationally-recognized overnight courier, or (d) sent by registered or certified mail, postage prepaid, in each case, addressed as follows:

If to the Company or the Parent, to it care of:

Berkshire Partners LLC
200 Clarendon Street
Boston, MA 02116
Attention: Michael C. Ascione and Sharlyn C. Heslam
Facsimile number:  (617) 227-6105

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Attention: David Chapin and Jane Goldstein

Facsimile: (617) 951-7050

If to any other Shareholder, at such address (a) set forth on a signature page to an Option Certificate, (b) set forth on a deed of adherence in the form of Exhibit A to this Agreement or (c) as such Shareholder shall have furnished to the Company and each other Shareholder in writing as the address to which notices are to be sent hereunder.

Unless otherwise specified herein, such notices or other communications shall be deemed effective, (a) on the date received, if personally delivered or sent by facsimile during normal business hours, (b) one business day after being sent by nationally-recognized overnight courier or by facsimile after normal business hours and (c) five business days after being sent by registered or certified mail.  The Company and each Shareholder shall be entitled to specify a different address by giving notice as aforesaid to the Company and each other Shareholder.

11.5            Number.  Whenever required by the context, as used in this Agreement the singular number shall include the plural, the plural shall include the singular.

11.6            Severability.  If any provision of this Agreement is determined by a court to be invalid or unenforceable, that determination shall not affect the other provisions hereof, each of which shall be construed and enforced as if the invalid or unenforceable portion were not contained herein.  That invalidity or unenforceability shall not affect any valid and enforceable application thereof, and each said provision shall be deemed to be effective, operative, made, entered into or taken in the manner and to the full extent permitted by Law.

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11.7            Headings.  The headings used in this Agreement are used for administrative convenience only and do not constitute substantive matter to be considered in construing the terms of this Agreement.

11.8            No Third Party Rights.  Except as otherwise expressly set forth herein, the provisions of this Agreement are for the benefit of the Company, the Shareholders and their assignees and no other Person, including creditors of the Company, shall have any right or claim against the Company, any Shareholder or their assignees by reason of this Agreement or any provision hereof or be entitled to enforce any provision of this Agreement.

11.9            Waiver.  No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party.  The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

11.10            Acknowledgement of Understanding.  In signing this Agreement, each Manager gives the Company assurance that such Manager has read and understood all of its terms; that such Manager has had a full and reasonable opportunity to consider its terms and to consult with any person of his or her choosing before signing; that such Manager has not relied on any agreements or representations, express or implied, that are not expressly set forth, or otherwise referred to, in this Agreement; and that such Manager has signed this Agreement knowingly and voluntarily.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date and year first above written.

Company:                                                        SSILuxCo II S.A.

By:______________________________

                                                                        Name:

                                                                        Title:

Parent:                                                          SSILuxCo S.à r.l.

By:______________________________

                                                                        Name:

                                                                        Title:

[Signature Page to Management Stockholders Agreement]

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MANAGER:

__________________________________

Name:

            [Signature Page to Management Stockholders Agreement]

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SCHEDULE I

Share Ownership

Shareholder	Number of Shares of Capital Stock	Number of Stock Options
SSILuxCo S.à r.l.	5,345,133	-
Charles E. Moran	-	240,532
Jerald A. Nine, Jr.	-	142,862
Thomas J. McDonald	-	102,766
Mark A. Townsend	-	36,446
Colm A. Darcy	-	36,446
John Ambrose	-	36,444

EXHIBIT A

Deed of Adherence

The undersigned hereby agrees to adhere to and be bound by, as a “Manager”, the provisions of the Management Stockholders Agreement, by and among SSILuxCo II S.A., SSILuxCo S.à r.l. and the Managers party thereto, entered into on November 16, 2010, as the same may be in effect from time to time.

Executed as a deed by:

__________________________

Name of Manager

By:             ______________________

                (if applicable)

By:             ______________________

            Name:

            Title:

Dated: ________ ___, 20__

Address for notices:

_____________________________

_____________________________

_____________________________

Witness:

_____________________________

 Name:

 Title: